Exhibit 1

WPP PLC (WPP) - Presentation to Investors and Analysts

7 April, 2011

WPP is holding a meeting for investors and analysts on Thursday 7 April at the Bank of America Merrill Lynch office in London. At the meeting WPP will present an overview of the Kantar Consumer Insights division as well as an update on progress of the TNS acquisition.

A webcast and presentation materials can be viewed at the WPP investor website (www.wppinvestor.com) from Friday 8 April 2011.

No material new information will be disclosed in the presentation, nor will there be any update on current trading further to WPP’s Full Year results announcement on 4 March 2011.

WPP will announce its First Quarter Trading Update for the three months ended 31 March 2011 on Thursday 28 April 2011

For further information, please contact:

Chris Sweetland, WPP

Feona McEwan, WPP

44 (0) 207 408 2204

Paul Richardson, WPP

Fran Butera, WPP

1 (0) 212 632 2200